SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )


                                Hoenig Group Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                    434396107
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                                 (CUSIP Number)

        Kathryn L. Hoenig, Vice President, General Counsel and Secretary,
         Hoenig Group Inc., Royal Executive Park, 4 International Drive,
                              Rye Brook, NY 10573
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                December 4, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   434396107.

                                  SCHEDULE 13D

CUSIP No. 434396107                                     Page 2 of 5 Pages
-------------------                                     -----------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Fredric P. Sapirstein
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        PF

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)|_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

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                        7       SOLE VOTING POWER
                                1,277,400
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   1,277,400

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,277,400

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.6%

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN

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


                                                               Page 3 of 5 Pages

     This Amendment Number 4 to the Schedule 13D filed by Fredric P. Sapirstein dated August 26, 1997 reflects the vesting of options to purchase 310,000 shares of Common Stock, and amends Items 3, 5 and 6 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following:

     The vesting of all of the remaining ten-year, non-qualified options to purchase shares of Common Stock at $5.00 per share (representing 250,000 shares) which previously were granted to the Reporting Person on September 5, 1996 (collectively, the "Performance Options") was accelerated as a result of the closing price of the Common Stock meeting the specified target stock price, as further described in Item 6. These Performance Options vested on December 4, 1998 and are presently exercisable.

     In addition, non-qualified stock options to purchase 60,000 shares of Common Stock, granted to the Reporting Person on January 29, 1998, vest as of January 29, 1999.

     The Reporting Person holds presently exercisable options to purchase an aggregate of 835,000 shares.


Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by substituting the following for subsection (a) thereof:

     (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as of November 14, 1998, the Corporation had issued and outstanding 8,530,309 shares of Common Stock.

     The Reporting Person is the beneficial owner of 1,277,400 shares of Common Stock or 13.6% of the outstanding Common Stock, consisting of (i) 442,400 shares of Common Stock owned directly and (ii) 835,000 shares of Common Stock which the Reporting Person has a right to acquire pursuant to presently exercisable stock options.

                                                               Page 4 of 5 Pages

     Item 5 is further amended by substituting the following for the first paragraph of subsection (b) thereof:

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,277,400 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 1,277,400 shares of Common Stock. The Reporting Person does not share the power to vote, or to direct the vote of, or power to dispose of, or to direct the disposition of, any shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following:

     The vesting of the remaining Performance Options was accelerated as a result of the average of the closing price of the Common Stock on each trading day during a period of twenty consecutive trading days equaling or exceeding the target stock price of $8.00 per share. These Performance Options vested on December 4, 1998 and are presently exercisable.

     In addition, non-qualified stock options to purchase 60,000 shares of Common Stock, granted to the Reporting Person on January 29, 1998, vest as of January 29, 1999.

     The Reporting Person holds presently exercisable options to purchase an aggregate of 835,000 shares.

                                                               Page 5 of 5 Pages

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 1998

                                             /s/ Fredric P. Sapirstein
                                             ---------------------------
                                                 Fredric P. Sapirstein